UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

December 12, 2005

Eidos plc by its successor SCi Entertainment Group Plc

(Translation of registrant's name into English)

Wimbledon Bridge House
1 Hartfield Road
Wimbledon
London SW19 3RU
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1. PURPOSE OF FILING:

SCi Entertainment Group Plc, a company organized under the laws of England and Wales ("SCi"), is submitting this Form 6-K to establish itself, pursuant to Rule 12g-3 of the Securities Exchange Act of 1934 (the "Exchange Act"), as the successor issuer to Eidos plc, a company organized under the laws of England and Wales ("Eidos"). This Report of Foreign Private Issuer on Form 6-K is being furnished to the Securities and Exchange Commission under cover of a Form 8-K that is marked to reflect that it is being filed pursuant to Rule 12g-3 because the technical configurations of the current EDGAR system will not permit the first filing by any issuer to be a Form 6-K.

II. BACKGROUND AND SUCCESSION PURSUANT TO RULE 12g-3:

On March 22, 2005, SCi commenced a share offer (the "Offer") for all the outstanding ordinary shares of Eidos (the "Eidos Shares"). On July 5, 2005, SCi acquired approximately 90% of the outstanding Eidos Shares. Pursuant to sections 428 to 430F (inclusive) of the Companies Act of 1985, on August 17, 2005, SCi has acquired compulsorily all outstanding Eidos Shares in respect of which acceptances of the tender offer had not been received (the "Compulsory Exchange").

Under the terms of the Offer, the holders of the issued and outstanding Eidos Shares each received one SCI share for each six shares of Eidos held by them. As a result of the Offer and the Compulsory Exchange, SCi became the holder of all issued outstanding Eidos Shares.

The ordinary shares of Eidos and the Eidos American Depositary Shares were registered with the Securities and Exchange Commission pursuant to Section 12(b) of the Exchange Act. Prior to the effectiveness of the Compulsory Exchange, the ordinary shares of SCi were not registered under Section 12 of the Securities Act of 1933 in reliance on the exemption provided in Rule 12g32(a) of the Exchange Act. Upon effectiveness of Compulsory Exchange, the SCi shares are deemed registered under Section 12 of the Act as a successor issuer to Eidos pursuant to Rule 12g-3(a) of the Exchange Act, which provides that securities of an issuer that are not already registered will be deemed registered under Section 12 of the Act when such securities are issued in connection with an exchange offer to the holders of any class of securities of another issuer registered pursuant to Section 12(b) or Section 12(g) of the Act. This current report constitutes SCi's assumption of filing obligations under Section 13 of the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eidos plc by its successor Sci Entertainment Group Plc
(Registrant)

Date: December 12, 2005	By:	/S/ Robert Murphy
Robert Murphy
Chief Financial Officer